Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009

● Revenue up by 20.9% to $323.4 million from $267.4 million in 2Q09 and down by 14.0% compared to 3Q08.
● 65nm production ramp is on schedule and we expect further increases in
65nm shipment in 4Q09 and into 2010.
● Wafer revenue from Greater China region grew 33.5% QoQ.
● Gross margins improved to 0.8% in 3Q09 compared to -4.8% in 2Q09 due to an increase in wafer shipments and fab utilization.
● Net cash flow from operations has increased substantially to $73.0 million from $43.2 million in 2Q09.
● Loss attributable to holders of ordinary shares of US$69.3 million in
3Q09, compared to loss of US$98.2 million in 2Q09.
● Fully diluted EPS was ($0.1550) per ADS.

Set out below is a copy of the full text of the press release by the Company on October 28, 2009 in relation to its results for the three months ended September 30, 2009.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – October 28, 2009. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended September 30, 2009.

Third Quarter 2009 Highlights:

•	Revenue up by 20.9% to $323.4 million from $267.4 million in 2Q09 and down by 14.0% compared to 3Q08.

•	65nm production ramp is on schedule and we expect further increases in 65nm shipment in 4Q09 and into 2010.

•	Wafer revenue from Greater China region grew 33.5% QoQ.

•	Gross margins improved to 0.8% in 3Q09 compared to -4.8% in 2Q09 due to an increase in wafer shipments and fab utilization.

•	Net cash flow from operations has increased substantially to $73.0 million from $43.2 million in 2Q09.

•	Loss attributable to holders of ordinary shares of US$69.3 million in 3Q09, compared to loss of US$98.2 million in 2Q09.

•	Fully diluted EPS was ($0.1550) per ADS.

Fourth Quarter 2009 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to increase 2% to 5% QoQ.

•	Operating expenses excluding foreign exchange differences are expected to range from $67 million to $72 million.

•	Capital expenditures are expected to range from $90 million to $95 million.

•	Depreciation and amortization is expected to be approximately $193 million.

Commenting on the quarterly results, Dr. Richard Chang, Chief Executive Officer of SMIC, remarked, “The third quarter of 2009 displayed a continued foundry market recovery. In the third quarter of 2009, SMIC exceeded its original guidance, achieving about 21% quarter-over-quarter growth in revenue; furthermore, we expect revenue for the fourth quarter of 2009 to continue to grow 2% to 5% quarter-over-quarter. Utilization rose to 87.3% in the third quarter compared to 75.4% in the second quarter. Significant growth was exhibited in consumer sales, which grew 40.6% quarter-over-quarter.

Regionally, Greater China revenue grew by 33.5%, North America sales increased by 16.7%, and European sales increased by 3% quarter-over-quarter. North America maintained the largest contribution to revenue with strong growth in the advanced nodes, while revenue contribution from Greater China increased to 36.6% of total revenue in the third quarter of 2009 compared to 33.2% in the second quarter of 2009 and 31.2% in the third quarter of 2008. In the third quarter of 2009, 80% of our new customers are from the Greater China region.

Our product mix is improving and we are accelerating our advanced node development. We see a shift to higher-end products, as sales from 0.18-um and above are shifting into 0.13-um and below. Our 0.13-um and below wafer revenue reached 52.8% of total wafer revenue in the third quarter of 2009 compared to 46.4% in the second quarter of 2009. In terms of advanced technology development, our 65-nm production ramp is on schedule and with our 65-nm low leakage library and key IPs in place, we expect to continue to ramp up 65-nm shipments in the fourth quarter of 2009 and into 2010. In addition, our 45-nm development is ahead of schedule with multiple customers working with us in various stages of qualification, and we target our first 45-nm product tape-out by the end of this year. We now provide a complete offering for advanced nodes down to 40-nm, and we recently announced the extension of our technology to 55-nm. Moreover, we have started our 32-nm program and have engaged partners and customers in the research and development phase.

Looking into the fourth quarter of 2009, we see improving gross margins on higher revenue with significant growth in the advanced nodes, including 90-nm and 65-nm nodes. Total depreciation and amortization expense is expected to fall considerably in 2010 as most of our Shanghai 8-inch fab equipment fully depreciates. We continue to exercise vigilant cost control and expect our full year capital expenditure to be around $190 million for the current year.

In summary, we continue to strive towards profitability through improving our product mix, advancing our process technology and remaining disciplined in capital expenditure.”

Conference Call / Webcast Announcement

Date: October 29, 2009
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code: U.S. 1-617-614-3672 / 1-800-260-8140 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2009 third quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning our expectation of a shift to higher-end products, our expectation of a continued ramp up of 65 nm shipments in the fourth quarter of 2009 and into 2010, target timing for our first 45-nm product tape-out, our expectations regarding the amount of our capital expenditures in 2009 and our total depreciation and amortization expense for 2009 and 2010, and statements under “Depreciation and Amortization”, “Capex Summary” and “Fourth Quarter 2009 Guidance”, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, SMIC’s ability to strengthen its product portfolio, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 22, 2009, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Material Litigation

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries, namely SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of a settlement agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under that settlement agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products. The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid. The Court has set a trial date of September 8, 2009.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, namely, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached a settlement agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.

On August 15–17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows.

On September 7, 2007, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.

In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company opposed the motion and on August 6, 2008, the Court granted in part and denied in part TSMC’s motion.

On June 23, 2008, the Company filed in the California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful misappropriation of trade secrets from SMIC to improve its competitive position against SMIC.

On July 10, 2008, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin disclosure of information on certain process recipes in the Company’s 0.30 micron logic process flows to 3rd parties. On August 8, 2008, the Court granted-in-part TSMC’s motion and preliminarily enjoined SMIC from disclosing fourteen 0.30 micron process steps. On October 3, 2008, SMIC filed a notice of appeal of the Court’s August 8, 2008 Order with the California Court of Appeal. This appeal is currently pending.

During the pre-trial proceedings in the matter, as noted above under “Overview of TSMC Litigation”, questions arose regarding the actual terms of the 2005 Settlement Agreement between SMIC and TSMC. Accordingly, the California Court held a preliminary trial on January 13 to 16, 2009, limited to a determination of the terms of the Settlement Agreement and an interpretation of any requirements to “meet and confer” prior to institution of litigation. On March 10, 2009, the Court issued a Statement of Decision finding, in part, that an agreement between the parties was executed on January 30, 2005, and thereafter amended on February 2, 2005, as urged by TSMC. The Company believes the Court’s ruling is erroneous. The ruling may be appealed by SMIC following the filing of a final judgment by the Court in this matter.

On May 1, 2009, the Company filed motions for summary adjudication against TSMC’s claims for breach of promissory notes and violation of the California Uniform Trade Secrets Act. On July 20, 2009, the Court denied the Company’s motions.

On May 1, 2009, TSMC filed a motion for summary adjudication of various of the Company’s affirmative defenses. On July 20, 2009, the Court granted in part and denied in part TSMC’s motion. The Company believes the Court’s ruling, to the extent it granted in part TSMC’s motion, is erroneous. The ruling may be appealed by SMIC following the filing of a final judgment by the Court in this matter.

On August 10, 2009, TSMC moved for sanctions based on the alleged intentional destruction by the Company of certain documentary evidence relevant to the litigation. The Court granted the motion in part, and ruled that as a sanction, the Company’s trade secret cross claims will be severed and continued to a separate trial to allow recovery of files from the Company’s archival backups. Additionally, the Court has stated it will instruct the jury that it is allowed, but not required, to decide certain issues at trial against the Company on the basis of loss of evidence. The Company believes the order is erroneous. It is appealable only upon the filing of a final judgment in the lawsuit.

On September 8, 2009, jury trial commenced upon all liability issues related to a selected list of TSMC trade secret claims. It is anticipated that the jury will render a verdict in November, 2009. Following the jury’s verdict in this trial, the Court is expected to set a trial date for the Company’s trade secret misappropriation cross claims against TSMC.

In the Company’s action in the Beijing High People’s Court, following an unsuccessful challenge to that Court’s jurisdiction by TSMC, the Court has held evidentiary hearings on October 15, October 29, and November 25, 2008. The Court rendered its first-instance judgment on June 10, 2009. Claims of SMIC against TSMC were not supported by the Court in the first-instance judgment. SMIC has appealed the first-instance judgment to the PRC Supreme People’s Court. The Supreme Court has set a second-instance trial date of November 25, 2009.

Under the provisions of ASC 360-10 (formerly SFAS 144), the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. The Company is still evaluating whether or not the litigation represents such an event. The Company cannot predict the outcome of the litigation. However, an adverse judgment on TSMC’s claim for breach of contract could result in a termination of the patent license and an adverse judgment on either TSMC’s claim for breach of contract or its trade secret misappropriation claim could have a materially adverse affect on the Company’s financial position and results of operations. The outcome of any impairment analysis performed under ASC 360-10 might result in a material impact to our financial position and results of operations.

Summary of Third Quarter 2009 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	3Q09	2Q09	QoQ	3Q08	YoY
Revenue	323,356	267,422	20.9%	375,945	-14.0%
Cost of sales	320,702	280,319	14.4%	348,720	-8.0%
Gross profit (loss)	2,654	(12,897)	—	27,224	-90.3%
Operating expenses	99,184	81,606	21.5%	40,451	145.2%
Loss from operations	(96,530)	(94,503)	2.1%	(13,227)	629.8%
Other expenses, net	(3,943)	(5,802)	-32.0%	(15,631)	-74.8%
Income tax (expenses) credit	31,704	2,880	1000.7%	(4,499)	—
Net loss after income taxes	(68,769)	(97,425)	-29.4%	(33,357)	106.2%
Loss from equity investment	(313)	(482)	-35.0%	(26)	1103.0%
Net loss	(69,081)	(97,907)	-29.4%	(33,384)	106.9%
Accretion of interest to noncontrolling interest	(265)	(262)	1.2%	3,094	—
Loss attributable to Semiconductor Manufacturing International Corporation	(69,346)	(98,169)	-29.4%	(30,289)	128.9%
Gross margin	0.8%	-4.8%		7.2%
Operating margin	-29.9%	-35.3%		-3.5%
Net loss per ordinary share (basic)(1)	(0.00)	(0.00)		(0.00)
Net loss per ADS (basic)	(0.16)	(0.22)		(0.08)
Net loss per ordinary share (diluted) (1)	(0.00)	(0.00)		(0.00)
Net loss per ADS (diluted)	(0.16)	(0.22)		(0.08)
					.
Wafers shipped (in 8” wafers)(2)	429,843	341,261	26.0%	431,660	-0.4%
Capacity utilization	87.3%	75.4%		90.5%

Note:

(1)	Based on weighted average ordinary shares of 22,368 million (basic) and 22,368 million (diluted) in 3Q09, 22,352 million (basic) and 22,352 million (diluted) in 2Q09 and 18,612 million (basic) and 18,612 million (diluted) in 3Q08

(2)	Including copper interconnects

•	Revenue increased to $323.4 million in 3Q09, up 20.9% QoQ from $267.4 million in 2Q09 due to a 26.0% increase in wafer shipments.

•	Cost of sales increased to $320.7 million in 3Q09, up 14.4% QoQ from $280.3 million in 2Q09.

•	Gross profit of $2.7 million in 3Q09, compared to a gross loss of $12.9 million in 2Q09 and gross profit of $27.2 million in 3Q08.

•	Gross margins improved to 0.8% in 3Q09 from -4.8% in 2Q09 primarily due to an increase in wafer shipments and fab utilization QoQ.

•	Total operating expenses increase to $99.2 million from $81.6 million, an increase of 21.5% QoQ primarily due to an increase in G&A expenses (as explained below).

•	R&D expenses increased to $50.0 million in 3Q09, up 3.2% QoQ from $48.5 million due to an increase in 45nm R&D activities.

•	G&A expenses increased to $31.9 million in 3Q09 from $17.2 million in 2Q09 due to an increase in legal fees.

•	Selling & marketing expenses increased to $7.7 million in 3Q09, up 11.4% QoQ from $6.9 million in 2Q09.

•	Income tax credit increased significantly to $31.7 million in 3Q09 from $2.9 million in 2Q09 due to a substantial increase in the deferred income tax asset arising from a change in the income tax rate applicable to certain of our subsidiaries.

Analysis of Revenues

Sales Analysis
By Application	3Q09	2Q09	3Q08
Computer	5.3%	4.3%	5.4%
Communications	46.7%	53.5%	53.0%
Consumer	41.9%	36.1%	32.8%
Others	6.1%	6.1%	8.8%
By Service Type	3Q09	2Q09	3Q08

Logic(1)	90.1%	90.9%	87.4%
DRAM	4.0%	2.7%	2.3%
Mask Making, testing, others	5.9%	6.4%	10.3%
By Customer Type	3Q09	2Q09	3Q08

Fabless semiconductor companies	67.3%	65.1%	55.1%
Integrated device manufacturers (IDM)	16.1%	18.2%	26.1%
System companies and others	16.6%	16.7%	18.8%
By Geography	3Q09	2Q09	3Q08

North America	59.2%	61.4%	58.6%
Greater China(2)	36.6%	33.2%	31.2%
Asia Pacific(3)	2.9%	3.9%	5.5%
Europe	1.3%	1.5%	4.7%
Wafer Revenue Analysis

By Technology	3Q09	2Q09	3Q08

0.065μm	0.5%	0.1%	0.0%
0.09μm	15.8%	16.6%	19.4%
0.13μm	36.5%	29.7%	25.1%
0.15μm	2.6%	1.5%	2.0%
0.18μm	27.8%	29.8%	33.9%
0.25μm	0.6%	0.5%	0.5%
0.35μm	16.2%	21.8%	19.1%

Note:
(1) Including 0.13μm copper interconnects
(2) Including Hong Kong and Taiwan
(3) Excluding Greater China

•	Wafer revenue from Greater China region grew 33.5% in 3Q09.

•	We expect further ramp-up of 65nm logic shipment in 4Q09 and into 2010.

•	Revenue from advanced technology nodes of 0.13um and below made up 52.8% of overall wafer revenue in 3Q09 as compared to 46.4% in 2Q09.

Capacity*

Fab / (Wafer Size)	3Q09	2Q09
Shanghai Mega Fab (8”)	88,000	88,000
Beijing Mega Fab (12”)	42,750	40,500
Tianjin Fab (8”)	34,300	34,300
Total monthly wafer fabrication capacity	165,050	162,800

Note:

• Wafers per month at the end of the period in 8” wafers

Shipment and Utilization

8” equivalent wafers	3Q09	2Q09	3Q08
Wafer shipments including copper interconnects	429,843	341,261	431,660
Utilization rate(1)	87.3%	75.4%	90.5%

Note:
(1) Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased 26.0% QoQ to 429,843 units of 8-inch equivalent wafers in 3Q09 from 341,261 units of 8-inch equivalent wafers in 2Q09, and down 0.4% YoY from 431,660 8-inch equivalent wafers in 3Q08.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	3Q09	2Q09	QoQ	3Q08	YoY
Cost of sales	320,702	280,319	14.4%	348,721	(8.0)%
Depreciation	155,949	146,763	6.3%	165,641	(5.9)%
Other manufacturing costs	157,843	126,655	24.6%	176,329	(10.5)%
Deferred cost amortization	5,886	5,886	0.0%	5,886	0.0%
Share-based compensation	1,024	1,015	0.9%	865	18.4%
Gross profit (loss)	2,654	(12,897)	-	27,224	(90.3)%
Gross margin	0.8%	(4.8)%		7.2%

•	Cost of sales increased to $320.7 million in 3Q09, up 14.4% QoQ from $280.3 million in 2Q09.

•	Gross profit of $2.7 million in 3Q09, compared to a gross loss of $12.9 million in 2Q09 and gross profit of $27.2 million in 3Q08.

•	Gross margins improved to 0.8% in 3Q09 from -4.8% in 2Q09 primarily due to an increase in wafer shipments and fab utilization QoQ.

Operating Expense Analysis

Amounts in US$ thousands	3Q09	2Q09	QoQ	3Q08	YoY
Total operating expenses	99,184	81,606	21.5%	40,451	145.2%
Research and development	50,003	48,450	3.2%	17,838	180.3%
General and administrative	31,922	17,196	85.6%	10,761	196.7%
Selling and marketing	7,693	6,905	11.4%	5,578	37.9%
Amortization of intangible assets	9,535	8,858	7.6%	6,906	38.1%
Loss (income) from disposal of properties	29	197	(85.3)%	(632)	—

•	Total operating expenses increased to $99.2 million in 3Q09 from $81.6 million, an increase of 21.5% QoQ primarily due to an increase in G&A expenses.

•	R&D expenses increased to $50.0 million in 3Q09, up 3.2% QoQ from $48.5 million due to an increase in 45nm R&D activities

•	G&A expenses increased to $31.9 million in 3Q09 from $17.2 million in 2Q09 due to an increase in legal fees.

•	Selling & marketing expenses increased to $7.7 million in 3Q09, up 11.4% QoQ from $6.9 million in 2Q09.

§ Other Income (Expenses)

Amounts in US$ thousands	3Q09	2Q09	QoQ	3Q08	YoY
Other income (expenses)	(3,943)	(5,802)	-32.0%	(15,631)	-74.8%
Interest income	634	635	-0.2%	2,542	-75.1%
Interest expense	(7,941)	(8,386)	-5.3%	(11,088)	-28.4%
Foreign currency exchange gain (loss)	2,441	219	1014.6%	(7,023)	—
Other, net	923	1,730	-46.6%	(62)	—

•	Combined with the foreign exchange difference arising from operating activities, the Company recorded an overall foreign exchange loss of $0.5 million in 3Q09 as compared to a foreign exchange loss of $0.8 million in 2Q09.

Depreciation and Amortization

•	Total depreciation and amortization in 3Q09 was $198.9 million compared to $202.9 million in 2Q09.

Liquidity

Amounts in US$ thousands	3Q09	2Q09
Cash and cash equivalents	453,285	435,613
Restricted cash	20,071	22,580
Short-term investments	6,110	3,313
Accounts receivable	194,202	161,181
Inventories	186,839	183,012
Others	25,896	18,877
Total current assets	886,403	824,575
Accounts payable	175,170	166,699
Short-term borrowings	281,243	273,678
Current portion of long-term debt	249,395	205,344
Others	142,596	144,726
Total current liabilities	848,404	790,447
Cash Ratio	0.5x	0.5x
Quick Ratio	0.7x	0.7x
Current Ratio	1.0x	1.0x

Capital Structure

Amounts in US$ thousands	3Q09	2Q09
Cash and cash equivalents	453,285	435,613
Restricted cash	20,071	22,580
Short-term investments	6,110	3,313
Current portion of promissory note	29,493	29,242
Promissory note	9,582	9,500
Short-term borrowings	281,243	273,678
Current portion of long-term debt	249,395	205,344
Long-term debt	573,697	615,999
Total debt	1,104,335	1,095,021
Shareholders’ equity	2,411,556	2,478,322
Total debt to equity ratio	45.8%	44.2%

Cash Flow

Amounts in US$ thousands	3Q09	2Q09
Net cash from operating activities	72,954	43,198
Net cash from investing activities	(64,555)	(27,353)
Net cash from financing activities	9,380	(82,191)
Net change in cash	17,672	(66,403)

Capex Summary

•	Capital expenditures for 3Q09 were $52.6 million.

•	Total planned capital expenditures for 2009 is around $190 million.

Recent Highlights and Announcements

SMIC Chooses KILOPASS Embedded Non-Volatile Memory (NVM) for its 65NM and 45NM CMOS Logic Processes [2009-09-25]
SMIC Selects VIRAGE LOGIC’s AEON@ Embedded Multi-time Programmable (MTP) Non-Volatile Memory (NVM) for RFID Applications [2009-09-24]
Announcement of unaudited interim results for the six months ended June 30, 2009 [2009-09-21]
SMIC Releases Presentation Materials from its Analyst Day on September 15, 2009 [2009-09-18]
Notification of Board Meeting [2009-09-04]
Election of Means of Receipt and Language of Corporate Communications [2009-08-04]
SMIC Reports Results for the Three Months Ended June 30, 2009 [2009-07-28]
SMIC 130nm Process Used in Commercial Production of Display Link USB Graphics Chips [2009-07-27]
Magma Announces Support for SMIC Processes with 65-nm Low-Power Reference Flow [2009-07-20]
Notification of Board Meeting [2009-07-10]

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/newsRelease.ftl for further details regarding the recent announcements.

	As of
	September 30, 2009	June 30, 2009
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	453,284,870	435,613,297
Restricted Cash	20,070,776	22,579,630
Short-term investments	6,110,231	3,312,592
Accounts receivable, net of allowances of $6,509,798 and $5,637,336 on September 30 and June 30, 2009, respectively	194,202,163	161,181,170
Inventories	186,839,459	183,011,768
Prepaid expense and other current assets	25,895,689	18,876,474
Total current assets	886,403,188	824,574,931

Prepaid land use rights	78,486,074	78,860,359
Plant and equipment, net	2,478,950,867	2,625,371,271
Acquired intangible assets, net	192,778,696	184,845,479
Deferred cost, net	29,432,198	35,318,637
Equity investment	9,962,419	10,275,172
Other long-term prepayments	551,535	825,389
Long-term receivable	131,205,267	131,072,053
Deferred tax assets	93,163,395	57,250,700
TOTAL ASSETS	3,900,933,639	3,948,393,991

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	175,169,952	166,698,508
Accrued expenses and other current liabilities	109,116,249	114,632,973
Short-term borrowings	281,242,502	273,678,075
Current portion of promissory note	29,492,873	29,242,001
Current portion of long-term debt	249,395,373	205,343,559
Income tax payable	3,986,995	851,539
Total current liabilities	848,403,944	790,446,655

Long-term liabilities:
Promissory notes	9,581,864	9,500,358
Long-term debt	573,696,518	615,998,747
Long-term payables relating to license agreements	16,674,534	16,488,420
Other long-term liabilities	6,000,000	3,000,000
Deferred tax liabilities	453,205	335,577

Total long-term liabilities	606,406,121	645,323,102

Total liabilities	1,454,810,065	1,435,769,757
Noncontrolling interest	34,567,186	34,302,529
Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 22,366,133,058 and 22,353,411,672 shares issued and outstanding on September 30 and June 30, 2009, respectively	8,946,454	8,941,365
Additional paid-in capital	3,497,010,545	3,494,327,734
Accumulated other comprehensive (loss) income	(8,293)	98,945
Accumulated deficit	(1,094,392,318)	(1,025,046,339)

Total stockholders’ equity	2,411,556,388	2,478,321,705
TOTAL LIABILITIES, NONCONTROLLING INTEREST AND STOCKHOLDERS’ EQUITY	3,900,933,639	3,948,393,991

	For the three months ended
	September 30, 2009	June 30, 2009
	(Unaudited)	(Unaudited)
Sales	323,355,915	267,422,419
Cost of sales	320,702,261	280,318,656
Gross profit (loss)	2,653,654	(12,896,237)

Operating expenses:
Research and development	50,003,000	48,450,248
General and administrative	31,922,632	17,195,574
Selling and marketing	7,693,241	6,904,892
Amortization of acquired intangible assets	9,535,274	8,858,012
Loss from sale of equipment and other fixed assets	29,475	196,980
Total operating expenses, net	99,183,622	81,605,706

Loss from operations	(96,529,968)	(94,501,943)
Other income (expense):
Interest income	633,879	634,737
Interest expense	(7,941,202)	(8,386,025)
Foreign currency exchange gain	2,441,374	219,319
Others, net	923,152	1,730,404

Total other expense, net	(3,942,797)	(5,801,565)

Loss before income tax	(100,472,765)	(100,303,508)
Income tax benefit	31,704,196	2,880,291
Loss from equity investment	(312,752)	(481,605)

Net loss	(69,081,321)	(97,904,822)

Accretion of interest to noncontrolling interest	(264,658)	(261,781)
Loss attributable to Semiconductor Manufacturing International Corporation	(69,345,979)	(98,166,603)

Net loss per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	(0.0031)	(0.0044)
Net loss per ADS attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	(0.1550)	(0.2196)
Shares used in calculating basic and diluted loss per share	22,368,419,207	22,352,477,317

	For the three months ended
	September 30, 2009	June 30, 2009
	(Unaudited)	(Unaudited)
Operating activities:
Net Loss	(69,081,321)	(97,904,822)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred taxes	(35,795,067)	(5,319,471)
Loss from sale of equipment and other fixed assets	29,475	196,980
Depreciation and amortization	186,777,756	191,368,626
Non-cash interest expense on promissory note and long-term payable relating to license agreements	736,747	992,974
Amortization of acquired intangible assets	9,535,274	8,858,012
Share-based compensation	2,622,067	2,630,178
Loss from equity investment	312,752	481,605
Changes in operating assets and liabilities:
Accounts receivable, net	(33,020,992)	(77,071,568)
Long-term receivable	(133,214)	(4,966,252)
Inventories	(3,827,691)	(28,228,273)
Prepaid expense and other current assets	(6,745,362)	6,474,752
Accounts payable	(1,498,671)	39,046,117
Accrued expenses and other current liabilities	16,907,154	3,255,592
Other long-term liabilities	3,000,000	3,000,000
Income tax payable	3,135,456	383,671
Net cash provided by operating activities	72,954,363	43,198,121

Investing activities:
Purchase of plant and equipment	(51,439,333)	(44,759,433)
Proceeds from government grant to purchase plant and equipment	19,692,334	14,544,928
Proceeds from sale of equipment	779,075	(191,827)
Proceeds received from sale of assets held for sale	—	(26,201)
Purchase of acquired intangible assets	(33,298,688)	(2,987,788)
Purchase of short-term investments	(6,027,164)	(5,648,618)
Sale of short-term investments	3,229,525	23,067,587
Change in restricted cash	2,508,855	(11,351,889)
Net cash used in investing activities	(64,555,396)	(27,353,241)

Financing activities:
Proceeds from short-term borrowings	153,106,179	215,404,493
Repayment of short-term borrowings	(145,541,751)	(211,804,669)
Proceeds from long-term debt	51,749,585	—
Repayment of long-term debt	(50,000,000)	(70,827,750)
Repayment of promissory note	—	(15,000,000)
Proceeds from exercise of employee stock options	65,832	37,245
Net cash provided by (used in) financing activities	9,379,845	(82,190,681)

Effect of exchange rate changes	(107,239)	(56,759)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,671,573	(66,402,560)
CASH AND CASH EQUIVALENTS, beginning of period	435,613,297	502,015,857
CASH AND CASH EQUIVALENTS, end of period	453,284,870	435,613,297

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
October 28, 2009